

02004792

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Washington, D.C. 20549

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SEC File No. 8-50132


MAR 01 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 **AND ENDING** December 31, 2001
MM/DD/YY **MM/DD/YY**

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:
Direct XChange Securities, Inc.
(~~Filed as confidential information~~)

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 N. Military Trail, Suite 200	Boca Raton	Florida	33431
(No. and Street)	**(City)**	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gabriel Ricciardelli (561) 981-3400
(Area Code--Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report (*)

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

Arthur Andersen LLP
1111 Brickell Avenue, Suite 1700 Miami Florida 33131

CHECK ONE:

- ☑ **Certified Public Accountants**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions**

FOR OFFICIAL USE ONLY

(*) Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Gabriel Ricciardelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Direct XChange Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial and Operations Principal
Title



Notary Public



Roger L Shaffer Jr
My Commission CC820964
Expires May 8, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (loss)
- ☑ (d) Statement of Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing and material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation - Customers' Regulated Commodity Future Account Pursuant to Rule 17a-5.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

DIRECT XCHANGE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS:	
Cash	$ 79,876
Investment	3,300
Accounts receivable	200
Prepaid expenses	1,320
Total assets	$ 84,696

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 7,120
Due to Parent	5,000
Total liabilities	12,120
SHAREHOLDER'S EQUITY:	
Common stock – authorized, 1,000 shares of $.01 par value; issued and outstanding, 1,000 shares	10
Additional paid-in capital	83,551
Accumulated deficit	(10,985)
Total shareholder's equity	72,576
Total liabilities and shareholder's equity	$ 84,696

The accompanying notes are an integral part of this statement.

DIRECT XCHANGE SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	$ -
OPERATING EXPENSES:	
Consulting fees	690
Licenses and fees	1,260
Legal and accounting fees	6,333
Total operating expenses	8,283
LOSS FROM OPERATIONS	(8,283)
INTEREST INCOME	3,473
NET LOSS	$ (4,810)

The accompanying notes are an integral part of this statement.